Exhibit 99.2

POINTS INTERNATIONAL LTD.

NOTICE OF MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of shareholders of POINTS INTERNATIONAL LTD. (the “Corporation”) will be held at the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario, on May 3, 2011, at 9:00 a.m. (Toronto Time) for the following purposes:

1.	to receive and consider the audited financial statements of the Corporation for its financial year ended December 31, 2010 and the report of the auditors thereon;

2.	to elect directors to hold office until the next annual meeting of shareholders or until their respective successors are elected or appointed;

3.	to appoint Deloitte & Touche LLP as the auditors of the Corporation until the next annual meeting of shareholders and authorize the directors to fix the auditors' remuneration; and

4.	to consider and, if deemed appropriate, adopt an ordinary resolution, the text of which is set forth in Schedule C to the accompanying Management Information Circular, approving an amendment to the Corporation's by-laws.

Only shareholders of record at the close of business on March 23, 2011 will be entitled to notice of and to vote at the Meeting.

If your common shares are held in a brokerage account or otherwise through an intermediary you are a non-registered shareholder and a Voting Instruction Form was mailed to you with this package. The Voting Instruction Form contains instructions on how to vote your common shares. If your common shares are held in your own name you are a registered shareholder and are requested to vote your shares in accordance with the instructions on the accompanying form of proxy for use at the Meeting, whether or not you are able to attend personally.

All instruments appointing proxies must arrive no later than 9:00 a.m. (Toronto Time) on April 29, 2011, provided however, that the chairman of the meeting may, in his sole discretion, accept proxies delivered to him up to the time when any vote is taken at the meeting or any adjournment thereof, or in accordance with any other manner permitted by law.

If you have any questions relating to the Meeting, please contact Kingsdale Shareholder Services Inc. (“Kingsdale”) by telephone at 1-888-518-6554 toll free in North America or (416) 867-2272 outside of North America or by e-mail at contactus@kingsdaleshareholder.com.

DATED at Toronto, Ontario, this 9th day of March, 2011.

By Order of the Board of Directors

Robert MacLean
Chief Executive Officer

(This page has been intentionally left blank)

POINTS INTERNATIONAL LTD.

MANAGEMENT INFORMATION CIRCULAR

This management information circular (also referred to herein as this “Circular”) is furnished in connection with the solicitation by, or on behalf of, the management of Points International Ltd. (the “Corporation” or “Points”) of proxies to be used at the annual and special meeting (the “Meeting”) of the shareholders of the Corporation to be held at the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario, on May 3, 2011, at 9:00 a.m. (Toronto Time), or at any adjournment(s) or postponement(s) thereof, for the purposes set out in the accompanying notice of meeting. The Corporation's board of directors (the “Board”) has fixed the close of business on March 23, 2011 as the record date (the “Record Date”), being the date for the determination of the shareholders entitled to notice of and to vote at the Meeting, and any adjournment or postponement thereof. Unless otherwise stated, all amounts listed in this Circular are expressed in United States Dollars.

The Meeting has been called for the purposes of considering and voting on the annual business of the Corporation, which includes the election of directors to the Board and the appointment of the Corporation’s auditors, and for the purposes of considering and voting on an amendment to the Corporation’s by-laws to enable the Corporation’s securities to be eligible for a direct registration program as required by NASDAQ Stock Market listing rules (the “By-Law Amendment”).

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE DIRECTORS NOMINATED IN THIS CIRCULAR, FOR THE APPOINTMENT OF DELOITTE AND TOUCHE LLP AS AUDITORS AND FOR THE BY-LAW AMENDMENT.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This Circular contains or incorporates forward-looking statements within the meaning of the United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively “forward-looking statements”). These forward-looking statements include our beliefs and expectations related to the results of the proposed consolidation of the issued and outstanding common shares of the Corporation. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and may not prove to be correct. In particular, the proposed share consolidation may not achieve the desired results. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-20-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this Circular are made as at the date of this circular and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this Circular, whether as a result of new information, future events or otherwise.

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BUSINESS OF THE MEETING

ELECTION OF DIRECTORS

The present term of office of each current director will expire immediately prior to the election of directors at the Meeting. The number of directors to be elected at the Meeting is seven and these directors will serve until the next annual meeting of shareholders or until a successor is elected or appointed.

Unless authority to do so is withheld, the shares represented by the proxies in favour of management proxyholders will be voted in favour of the election of the persons whose names appear below as directors of the Corporation. Although the Board is not aware of any nominee who would be unwilling or unable to serve if elected, should any nominee be unwilling or unable to serve as a director of the Corporation, the persons named in the form of proxy reserve the right to nominate and vote for another nominee at their discretion. The following table provides certain background information with respect to each nominee for the Board. Detailed biographies for each director are provided below.

Name	Director Since	Current Principal Occupation	Common
Place of Residence			Shares
			Beneficially
			Owned

Christopher Barnard	May, 2007	President, Points International Ltd. and Points.com	168,900
(Ontario)	(and Feb. 2000 to	Inc.
	April, 2005)

Michael Beckerman	May, 2010	President, Ariad Custom Communications	6,500
(Ontario)

Bernay Box	May, 2009	President of Bonanza Fund Management, Inc. and	1,015,725
(Texas, U.S.A.)		investment advisor for Bonanza Master Fund, Ltd.

Douglas Carty	February, 2002	Corporate Director	33,500
(Illinois, U.S.A.)

Bruce Croxon	October, 2008	Investor and Advisor	27,940
(Ontario)

Robert MacLean	February, 2002	Chief Executive Officer, Points International Ltd.	193,800
(Ontario)		and Points.com Inc.

John Thompson	February, 2002	Corporate Director	160,223
(Ontario)

Director Biographies

Christopher Barnard

Mr. Barnard is a founder of the Corporation. As President of Points and its subsidiary Points.com Inc., Mr. Barnard is responsible for corporate strategy, consumer product development, corporate development, financing activities, and shares investor relations duties. Mr. Barnard has been instrumental in raising capital for the Corporation, including strategic investments from both CIBC Capital Partners and InterActive Corp/IAC, a New York based, NASDAQ 100 leading internet firm. Additionally, in 2004, he managed the acquisition of Points' major competitor. Mr. Barnard has also been instrumental in developing significant commercial relationships and key strategic partnerships with various parties. He has also held various interim operating positions at the Corporation including Chief Financial Officer and Vice President of Product Development and Marketing. Since the fall of 2009, Mr. Barnard has been responsible for the redevelopment of the new Points.com consumer proposition including corporate rebranding, product development and marketing.

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In 1998, Mr. Barnard co-founded Canada's first internet business incubator, Exclamation International, from which the Corporation was created. Prior to Exclamation, Christopher was with HDL Capital, a Toronto boutique merchant bank. While at HDL he assisted a number of companies in entering the public markets, including Bid.com which was, at the time, one of Canada's most notable internet technology stories.

Since 2002 Mr. Barnard has served on the Board of Directors of Telmetrics Inc. Telmetrics Inc. provides marketers, agencies & publishers across North America innovative call-measurement solutions to help them maximize the effectiveness of their marketing programs. Telmetrics tracks and analyzes consumer response to any direct response broadcast, online or print campaign that features a call-to-action response phone number. Telmetrics Inc. was named one of Canada's 50 Best Managed Companies from 2003 – 2006.

Mr. Barnard holds a Masters of Business Administration degree from the Richard Ivey School of Business in London, Ontario.

Michael Beckerman

Mr. Beckerman's sales and marketing career spans over twenty years, three continents and several industries. During this time he has worked on both the client and agency side of the business.

His experience has included senior roles in Canada, Europe and Asia, and culminated with responsibility for NIKE's key U.S. retailers. Based in Hong Kong, Mr. Beckerman was responsible for the marketing of the NIKE brand across Asia-Pacific with a specific emphasis on advertising, promotions and sponsorship. He also served as Marketing Director for NIKE Germany and Director of Advertising for Europe and was at the helm when NIKE was named Brand of the Year. He later took over responsibilities for NIKE's European retail efforts.

Following NIKE, Mr. Beckerman served as Vice President, Marketing for Canadian Airlines. He led a comprehensive rebranding effort that touched everything from employee engagement, market research, product development and brand identify systems prior to heading up Marketing and International expansion for e-commerce site MVP.com. This was a high profile company that had Michael Jordan, Wayne Gretzky and John Elway as lead investors. Mr. Beckerman and his team were some of the pioneers of on-line metrics around basket size, cost per acquisition and on-line customer experience metrics. The MVP.com brand and web-site design and development are still used as benchmarks in the industry.

In 2001, Mr. Beckerman took on the role of Chief Marketing Officer for Bank of Montreal. He was responsible for increasing the marketing orientation and customer focus throughout that organization. While there, reporting to the CEO, he led the development of new brand identities for both its Canadian and U.S. operations which involved more than 1,000 retail locations and over 30,000 employees.

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Mr. Beckerman is currently the President of Ariad Custom Communications where they have enjoyed record growth since he took over this role three years ago. Ariad is an agency specializing in branding and on-line communications. They have won numerous domestic and International awards and Ariad was recently named as one of the Top Places to Work in Canada.

Mr. Beckerman is a sought after speaker on marketing trends, branding and consumer behaviour. He is a frequent judge for industry events and asked to sit on numerous industry panels. He also enjoys taking his marketing experience to help some charities and foundations sharpen their strategic focus, clearly articulate their cause and generate more funds for their charity.

Bernay Box

Mr. Box was appointed as a director of the Corporation in May of 2009 and is currently the Chairman of the Board of Directors and a member of the Audit Committee and the Human Resources and Corporate Governance Committee.

Mr. Box is the President and CEO of Bonanza Fund Management, Inc. and the managing partner of Bonanza Capital, Ltd, a private investment partnership based in Dallas, Texas. Mr. Box has over 20 years of investment experience. Bonanza Capital managed over half a billion dollars for some of the largest financial institutions, wealthiest families and most prestigious non-profit organizations in the country. Focusing on smaller capitalization companies, Bonanza earned a reputation for finding and investing in companies well before their intrinsic value became noticed by Wall Street.

He is also the Interim CEO and Chairman of TNFG Corp. in Chicago, Illinois. Mr. Box is a graduate of Baylor University.

Douglas Carty

Mr. Carty is a long serving director of the Corporation and has been a leader and key advisor in the growth of the Corporation. He was Chairman of the Board of the Corporation from 2002 through 2007 and is currently Chairman of the Corporation's Audit Committee.

Mr. Carty is also a director of Wajax Corporation and serves on Wajax's Audit Committee and Human Resources and Compensation Committee.

Mr. Carty's most recent corporate experience was at Laidlaw International Inc. commencing in 2003 when he joined as Chief Financial Officer. Mr. Carty was one of two senior leaders hired to manage Laidlaw as it emerged from a three year financial restructuring. Mr. Carty and his senior colleagues were focused on the make-up of the Laidlaw portfolio of companies, ensuring that each had strong corporate strategies and leadership. During Mr. Carty's last 16 months at Laidlaw he served as President & CEO of Laidlaw's largest and most profitable subsidiary, Laidlaw Education Services, the dominant school bus operation in North America.

Prior to his position at Laidlaw, Mr. Carty served as Chief Financial Officer for Atlas Air, an air cargo company, and Canadian Airlines, a commercial passenger airline that was merged into Air Canada, Canada's largest air carrier. At Canadian Airlines, Mr. Carty served as a senior leader on various financial reorganizations the airline undertook during the 1990's. Mr. Carty was also a key leader in a financial restructuring of Canadian Airlines in the late 1990's, which coupled with improvements to the airline's route structure, effectively led to the combination of Canadian Airlines and Air Canada.

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Mr. Carty holds a Master of Business Administration from the University of Western Ontario (subsequently renamed the Richard Ivey School of Business) and a Bachelor of Arts (Honours) from Queen's University.

Bruce Croxon

Mr. Croxon has served as a director of the Corporation since October of 2008 and is a member of the Corporation's Human Resources and Corporate Governance Committee.

Mr. Croxon was a founder of Lavalife, a category leader and internationally recognized brand in the online dating industry. He was instrumental in growing the company to just under $100 million in revenue and was CEO when the company was sold to Vertrue, Inc. in 2004 and remained CEO until midway through 2006.

Mr. Croxon has since been active as both an investor and advisor in early stage companies in the technology and hospitality sectors. Mr. Croxon is an active member of the Young Presidents Organization, sits on the board of the Trans-Canada Trail and serves as the Chairman of Vida Spas, a chain of wellness spas with locations in British Columbia and Seattle, Washington.

Robert MacLean

Mr. MacLean is a founder of the Corporation and has served as Chief Executive Officer of the Corporation since February 2000.

As CEO, Mr. MacLean champions the vision for the Corporation and directs an exceptional team of senior managers. Mr. MacLean has led his team to deliver a suite of innovative technology solutions, earning a growing number of partnerships with the world's leading loyalty programs. The Corporation has attracted partners with a combined member base of over 450 million and the Corporation's products and services have transacted almost 70 billion loyalty program points and miles.

Prior to founding the Corporation, Mr. MacLean recorded an impressive list of leadership roles and achievements during 12 years in the airline and loyalty industry. As Vice President, Sales with Canadian Airlines, Mr. MacLean led a team of over 250 employees throughout North America, delivering over $2 billion in annual revenue. Mr. MacLean was also responsible for the airline's award-winning Canadian Plus loyalty program. In that role, he led his team to double the program's revenues in just two years, to over CDN$120 million, as he repositioned it from a frequent flyer program to a broader loyalty program with over 100 partner relationships. His strong leadership was reflected in a dramatic turnaround in customer satisfaction levels for the Canadian Plus program. Mr. MacLean also served as Canadian Airline's senior representative on the Oneworld™ Alliance's Customer Loyalty Steering Committee.

Mr. MacLean is an active member of the global loyalty community and speaks frequently at industry events worldwide.

Mr. MacLean is a past member of the board of directors of Hope Air. Hope Air is a national charity that helps Canadians get to medical treatment when they cannot afford the flight costs.

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Mr. MacLean is a graduate of Acadia University.

John Thompson

Mr. Thompson is a long serving director of the Corporation and has been an essential leader and trusted advisor in the growth of the Corporation. He is currently Chairman of the Human Resources and Corporate Governance Committee and a member of the Audit Committee.

Mr. Thompson has 28 years of executive experience with a range of private and public companies. From 1999 to 2003, Mr. Thompson was a managing director of Kensington Capital Partners, the investment and advisory firm that did the first fund raise for Points in September 2000. At that time Mr. Thompson made his first investment in Points and has held it since.

Prior to joining Kensington, Mr. Thompson spent more than twenty years with Loblaw Companies Limited, Canada's leading grocery chain, last serving as Executive Vice President and prior to that as Senior Vice President, Finance and Administration. As Executive Vice President, Mr Thompson's responsibilities, among many others, included responsibility for President’s Choice, one of the largest, most recognised and most profitable brands in Canada.

Mr. Thompson is currently a member of the Governing Council of the Sunnybrook Foundation, the fundraising foundation for Sunnybrook Hospital, a premier academic health sciences centre in Canada, that is fully affiliated with the University of Toronto. He is a past member of the Board of Governors and Chairman of the Finance Committee of The Corporation of Roy Thomson Hall and Massey Hall, two of Canada's finest concert venues.

Mr. Thompson holds an Honours Business Administration degree from the Richard Ivey School of Business at the University of Western Ontario. Mr. Thompson is also a Chartered Accountant.

Additional Information Regarding Nominees

In July of 1996, Mr. Carty was appointed to the position of Chief Financial Officer of Canadian Airlines Corporation (“Canadian”). In March of 2000, Canadian filed for bankruptcy protection under the Companies Creditors Arrangement Act. In August of 2001, Mr. Carty was appointed to the position of Chief Financial Officer of Atlas Air Worldwide Holdings Inc. (“Atlas”) and held this position until January 2003. Approximately six months after Mr. Carty's resignation, Atlas filed for Chapter 11 bankruptcy protection from which the company successfully emerged. In January 2003, Mr. Carty joined Laidlaw Inc. when the company was in bankruptcy protection. Pursuant to a plan of reorganization, the company emerged from bankruptcy in June 2003 and continued as Laidlaw International, Inc.

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APPOINTMENT OF AUDITORS

Management proposes to nominate Deloitte & Touche LLP as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders, and proposes that the shareholders authorize the directors to fix the remuneration of the auditors. The shares represented by proxies in favour of management proxyholders will be voted in favour of the appointment of Deloitte & Touche LLP as auditors of the Corporation, to hold office until the next annual meeting of shareholders and the authorization of the directors to fix the remuneration of the auditors, unless authority to do so is withheld.

A copy of the financial statements of the Corporation for the fiscal year ended December 31, 2010 has been made available to the shareholders of the Corporation.

BY-LAW AMENDMENT

The NASDAQ Stock Market requires that all securities initially listed thereon be eligible for a direct registration program. A direct registration program allows shareholders to have their securities registered in their name on the books of the issuer without the need for a physical certificate to evidence ownership. On January 26, 2011, the Board approved a by-law amending the by-laws of the Corporation to enable the Corporation to participate in a direct registration program. A copy of the full text of the amending by-law approved by the Board is set forth in Schedule B. The new by-law became effective upon approval by the Board and must be confirmed by the shareholders at the Meeting or it will cease to have further effect. If the by-law amendment is not confirmed it may have an adverse affect on the Corporation’s ability to continue to list its securities on the NASDAQ Capital Market. To confirm the amendment to the Corporation’s by-laws, the shareholders must pass the ordinary resolution attached hereto as Schedule C. To be passed, this resolution requires approval by a majority of the votes cast by shareholders present in person or represented by proxy at the Meeting.

The Board recommends that shareholders vote FOR the confirmation of the amendment to the bylaws of the Corporation enabling the Corporation to participate in a direct registration program. Unless instructed in the form of proxy to the contrary, the shares represented by proxies in favour of management proxyholders will be voted in favour of this resolution.

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EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The objectives of the Corporation's compensation program for the named executive officers (as defined in Form 51-102F6 to National Instrument 51-102 and also referred to herein as the “NEOs”) are to: (i) attract, motivate and retain high performing senior executives, (ii) align the interests of the NEOs with those of the Corporation's shareholders, (iii) establish an objective connection between NEO compensation and the Corporation's financial and business performance, and (iv) incent the NEOs to continuously improve operations and execute on corporate strategy. The NEO compensation program is therefore designed to reward the NEOs for: (i) increasing shareholder value, (ii) achieving corporate performance that meets pre-defined objective criteria, and (iii) improving operations and executing on corporate strategy.

The NEO compensation program consists of three components: (i) base salary, (ii) short-term incentives, and (iii) long-term incentives. Each component has a different function, as described below, but all elements work together to reward the NEOs appropriately for personal and corporate performance.

Base Salary

Base salaries are considered an essential element in attracting and retaining the Corporation's senior executives and rewarding them for corporate and individual performance. Base salary is determined using the following considerations: (i) the median salary offered for a comparable position at comparable companies, (ii) the Corporation's recent financial and business performance, (iii) recent individual performance, and (iv) retention.

Median salary levels are determined by a benchmarking process that utilizes survey data provided by a reputable and experienced consulting firm. In performing the benchmarking, the Corporation considers survey data for high technology companies in the Greater Toronto Area with comparable numbers of employees and revenues.

Corporate and personal performance is assessed using the same criteria discussed below for the Corporation's short-term incentive plan.

Base salaries are reviewed annually and any increase to the CEO's base salary must be approved by the Human Resources and Corporate Governance Committee. The CEO is responsible for determining and approving any increase in salary for the other NEOs.

As a result of Corporate financial performance in 2009, no salary increases were granted to NEOs in respect of their 2010 base salary.

Short-Term Incentives

The Corporation's short-term incentive program provides NEOs with the opportunity to receive annual cash bonuses based on individual and corporate performance over the past fiscal year. The bonus program is primarily designed to align the financial interests and personal motivation of the NEOs with the interests of the Corporation which are represented by objective operational and financial goals. The bonus program is also designed to motivate NEOs to achieve personal goals that will benefit the Corporation's operations and its execution of corporate strategy.

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For 2010, the short-term incentive program was comprised of two bonus plans: a standard bonus plan designed to reward personal and corporate financial performance, and a stretch bonus plan designed to reward corporate financial performance over and above the Corporation's approved targets.

The standard bonus plan for 2010 was to be funded on a variable basis by the extent to which the Corporation’s pre-bonus EBITDA (i.e. EBITDA before payment of any bonuses) for 2010 exceeded the Corporation’s EBITDA target. Management defines EBITDA as earnings (loss) before interest, taxes, depreciation, amortization, foreign exchange, impairment and restructuring. In particular, 80% of every dollar above the EBITDA target was to be allocated towards the standard bonus pool. Once the size of the pool was established, payouts to NEOs from the standard bonus plan pool were to be based on each NEO’s target bonus level and their personal performance in 2010. The target bonus level for each of the NEO’s other than Mr. MacLean are 40% of base salary. Mr. MacLean’s target bonus level is 80% of base salary. No bonuses were paid under the standard bonus plan for 2010 performance.

Prior to 2010, the Corporation provided a cash-based stretch bonus plan for NEOs designed to reward them for Corporate financial performance in excess of the Corporation’s annual revenue targets. In March of 2010, the Corporation replaced the existing cash bonus plan with an equity based plan. On March 22, 2010, each NEO was provided with a grant of 16,500 options (on a post-consolidated basis) under the Corporation’s Option Plan (defined below). Each stretch grant was granted at market value on the date of grant and has a term of five years. The vesting of the stretch grants is to be determined by the Board on an annual basis based on Board approved corporate performance measures. Vesting of the options depends on the extent to which such performance measures are satisfied with the potential for the options to vest in full or in part. To the extent, any options remain unvested in respect of a particular financial year, they are available for vesting in the next financial year, up to and including the 2014 fiscal year, based on Board approved performance targets. No portion of the stretch bonus plan options vested in respect of 2010 performance.

Long-Term Incentives

The Corporation's long-term incentive compensation for NEOs is provided through stock option grants under the Corporation's Option Plan (defined and discussed below under the section “Securities Authorized for Issuance under Equity Compensation Plans”). Participation in the Option Plan is considered to be a critical component of compensation that incents the NEOs to create long-term shareholder value. The Option Plan is also considered to be a critical element in attracting, motivating and retaining senior executives.

Each NEO is eligible for an annual option grant that is approved by the Board, based on the recommendation of the Human Resources and Corporate Governance Committee. The number of stock options granted is based on each NEO's level of responsibility and personal performance. Previous grants of stock options to a NEO are taken into account when considering new grants.

Standard stock option awards under the Option Plan are granted at market value (the volume weighted average trading price of the common shares on the Toronto Stock Exchange for the five consecutive trading days ending immediately on the trading day prior to the grant date), vest in equal parts over three years and expire on the fifth anniversary of the grant date. All NEO option grants immediately vest in full on a change in voting control of the Corporation. From time to time, stock option awards are granted with non-standard terms to achieve certain objectives.

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Performance Graph

The following graph and table below compares the total cumulative shareholder return for the common shares with the cumulative returns of two TSX indices for the same period, for the five most recently completed financial years, assuming an initial investment in common shares of CDN$100 on December 31, 2005.

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2005	2006	2007	2008	2009	2010
Common Shares	100.0	71.8	399.0	43.2	38.3	67.0
S&P/TSX Small Cap Index	100.0	106.7	103.6	54.0	84.3	110.7
S&P/TSX Composite Index	100.0	114.5	122.7	79.7	104.2	119.3

NEO compensation increased in a modest fashion from 2005 to 2006 as a result of inflation and growth of the Corporation's operations and revenues. In 2007, the common share price saw significant growth in excess of the small cap and composite TSX indices, and executive compensation was increased to reward the Corporation's performance. In 2008, the common share price saw a significant decline. As a result of the performance in 2008, the NEOs received no increase in base salary for 2009 and significantly reduced bonuses for 2008 performance relative to 2007. In 2009, the common share price remained at a relatively low level and as a result the NEOs received no increase in base salary for 2010 and no bonuses for 2009 performance. The common share price has experienced significant appreciation in 2010 relative to 2009. However, as noted above, the Corporation did not achieve its planned EBITDA target for 2010 and as result the NEOs did not receive any bonus for 2010 performance.

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Summary Compensation Table

The following table sets forth the total compensation paid in respect of the NEOs for the fiscal years ended on December 31, 2008, December 31, 2009 and December 31, 2010.

Name, Principal	Fiscal	Salary[1]	($)	Option-based		Annual non-	Total
Position	Year			awards[2]	($)	equity incentive	compensation($)
						plan
						compensation[3] ($)

Robert MacLean,	2010	322,823[4]		59,757		Nil	382,620
Chief Executive Officer	2009	334,334		31,842		Nil	366,175
	2008	358,829		103,689		35,873[5]	498,391

Christopher Barnard,	2010	296,731[4]		59,797		Nil	356,527
President	2009	241,952		15,921		Nil	257,873
	2008	259,679		51,844		24,486[5]	336,009

Anthony Lam,	2010	223,306		53,695		Nil	277,001
Chief Financial Officer	2009	202,360		13,798		Nil	216,158
	2008	217,186		38,019		18,136[5]	273,341

Peter Lockhard,	2010	240,297		59,797		Nil	300,094
Chief Operating Officer	2009	211,158		13,798		Nil	224,956
	2008	226,629		44,932		19,912[5]	291,473

David Simons,	2010	213,597		53,695		Nil	267,292
Chief Technology Officer	2009[4]	93,345		33,151		Nil	126,496

Notes:
1.	Salaries are set and paid in Canadian Dollars and were converted in the table above into US Dollars using the average monthly exchange rate for the year in which they were paid.
2.	Grant date fair value was calculated as accounting fair value in accordance with CICA Handbook Section 3870 using the Black Scholes formula with the following criteria: (i) dividend yield of nil, (ii) expected volatility calculated for each grant date based on the common share price performance over the preceding 36 months, (iii) risk free interest rate set using the three year Bank of Canada benchmark rate on the date of grant, and (iv) expected life of the option set at three years. The grant date fair value was calculated in Canadian Dollars and converted to US Dollars at the closing exchange rate in effect on the date of grant.
3.	Bonus amounts for fiscal year performance are paid in the first quarter of the following year. Bonuses are paid in Canadian Dollars and were converted to US Dollars using the average month end closing exchange rate for the fiscal year for which the bonuses were paid. No bonuses were paid to the NEOs for 2009 or 2010.
4.	Mr. Simons was hired in July of 2009 with an annual salary of CDN$220,000 and received a standard stock option grant of 200,000 options upon hiring.
5.	Target bonus levels for 2008 were reduced for that year only as follows: Mr. MacLean's target bonus was reduced from 80% to 55%, and Messrs. Barnard, Lam and Lockhard's target bonus was reduced from 40% to 33%.

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Outstanding Option-Based Awards

The following table sets forth all outstanding stock option awards granted to the NEOs as of December 31, 2010. All awards were granted under standard terms unless otherwise noted. The Corporation completed a one for ten share consolidation on January 31, 2011 and as a result all awards are disclosed on post-consolidation basis.

Name	Number of securities	Option	Option expiration	Value of
	underlying	exercise price	date	unexercised in-the-
	unexercised options (#)	(CDN$)		money options[1] ($)

Robert MacLean	17,500	7.40	May 10, 2011	Nil
	20,000	12.32	May 8, 2012[2]	Nil
	16,650	14.00	May 8, 2012[2]	Nil
	16,650	18.00	May 8, 2012[2]	Nil
	31,700	12.32	May 8, 2012[2]	Nil
	15,000	18.10	May 6, 2013	Nil
	20,000	4.60	February 17, 2014	46,005
	8,000	4.60	March 22, 2015	18,402
	16,500	4.60	March 22, 2015[3]	37,954

Christopher Barnard	7,500	7.40	May 10, 2011	Nil
	7,500	9.00	January 24, 2012	Nil
	13,400	12.32	May 8, 2012[2]	Nil
	16,650	14.00	May 8, 2012[2]	Nil
	16,650	18.00	May 8, 2012[2]	Nil
	28,300	12.32	May 8, 2012[2]	Nil
	7,500	18.10	May 6, 2013	Nil
	10,000	4.60	February 17, 2014	23,002
	8,000	4.60	March 22, 2015	18,402
	16,500	4.60	March 22, 2015[3]	37,954

Anthony Lam	20,000	11.20	May 8, 2012	Nil
	5,500	18.10	May 6, 2013	Nil
	8,666	4.60	February 17, 2014	19,934
	5,500	4.60	March 22, 2015	12,651
	16,500	4.60	March 22, 2015[3]	37,954

Peter Lockhard	5,000	7.40	May 10, 2011	Nil
	12,500	9.00	January 24, 2012	Nil
	6,500	18.10	May 6, 2013	Nil
	8,666	4.60	February 17, 2014	19,934
	8,000	4.60	March 22, 2015	18,402
	16,500	4.60	March 22, 2015[3]	37,954

Dave Simons	20,000	3.70	August 21, 2014	64,006
	5,500	4.60	March 22, 2015	12,651
	16,500	4.60	March 22, 2015[3]	37,954

Notes:
1.	Based upon the closing price of the common shares on the Toronto Stock Exchange on December 31, 2010 of CDN$6.90 per Common Share and converted into US Dollars at the closing exchange rate on December 31, 2010.
2.	In May of 2007, the Corporation's CEO and President were granted certain non -standard stock option awards. These awards were priced above the market value of the common shares and the vesting of one of the grants was tied to the performance of one of the Corporation's strategic projects.
3.	Stretch bonus grant described in section on Short-Term Incentives above.

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Incentive Plan Awards

The following table sets forth the value of stock option awards that vested and the non-equity incentive plan compensation earned during December 31, 2010.

Name	Option-based awards – Value	Non-equity incentive plan
	vested during the year[1] ($)	compensation – Value earned
		during the year[2] ($)
Robert MacLean	14,520	Nil
Christopher Barnard	7,620	Nil
Anthony Lam	6,291	Nil
Peter Lockhard	6,291	Nil
Dave Simons	20,538	Nil

Notes:
1.	Calculated by multiplying the number of options that vested during the year by the difference between the exercise price and the closing price of the common shares on the Toronto Stock Exchange on the date of vesting. Calculated in Canadian Dollars and converted to US Dollars at the closing exchange rate in effect on the date of vesting of the applicable options.
2.	No bonuses were paid to the NEOs for 2010 performance.

Termination and Change of Control Benefits

In the event the employment of an NEO (other than Mr. Barnard) is terminated by the Corporation without cause and without notice, the Corporation is required to pay the NEO 12 months base salary plus 100% of the potential bonus he is entitled to under the Corporation's standard bonus plan (i.e. 80% of salary for Mr. MacLean and 40% of salary for the other NEOs, other than Mr. Barnard). Upon termination of employment of an NEO (other than Mr. Barnard) by the Corporation for any reason other than cause, the NEO is entitled to continued medical and dental benefits for 12 months and the vesting of all outstanding stock options accelerate by a period of 12 months. All outstanding NEO options vest immediately upon any change of voting control of the Corporation.

In addition, upon a change of control of the Corporation (whether by voting control, control of the board of directors or other change of control transaction), Mr. MacLean has the right to elect to terminate his employment and receive a lump-sum payment equal to 180% of his then current base salary (reflecting 12 months base salary plus 100% of his potential bonus). In addition, Mr. MacLean's outstanding stock options accelerate by a period of 12 months (except where the change of control is a change of voting control, in which case such options vest in full).

In the event that Mr. Barnard's employment is terminated by the Corporation without cause and without notice, the Corporation is required to pay Mr. Barnard a lump-sum payment equal to the greater of 100% of his then current base salary or his entitlement under applicable law. Upon termination of Mr. Barnard's employment by the Corporation for any reason other than cause, all of Mr. Barnard's outstanding stock options vest immediately. In addition, upon a change of control of the Corporation (whether by voting control, control of the board of directors or other change of control transaction), Mr. Barnard has the right to elect to terminate his employment and receive a lump-sum payment equal to the greater of 100% of his

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then current base salary or his entitlement under applicable law. If Mr. Barnard exercises such right to terminate his employment, all of Mr. Barnard's outstanding stock options vest immediately.

The following table summarizes the estimated incremental compensation to the NEOs triggered by the respective events set forth below. Unless otherwise stated, it is assumed that the event took place on December 31, 2010.

Name	Triggering Event	Total ($)	Severance /	Stock Options[1]
			Termination	($)
			Benefit ($)

Robert MacLean	Term. w/o Cause/Notice	679,427	664,094	15,333
	Change of Voting Control	766,455	664,094[2]	102,361
	Other Change of Control	679,427	664,094[2]	15,333

Christopher Barnard	Term. w/o Cause/Notice	346,355	266,997[3]	79,358
	Change of Voting Control	346,355	266,997[4]	79,358
	Other Change of Control	346,355	266,997[4]	79,358

Anthony Lam	Term. w/o Cause/Notice	319,272	312,629	6,643
	Change of Voting Control	70,539	Nil	70,539
	Other Change of Control	Nil	Nil	Nil

Peter Lockhard	Term. w/o Cause/Notice	343,059	336,416	6,643
	Change of Voting Control	76,290	Nil	76,290
	Other Change of Control	Nil	Nil	Nil

David Simons	Term. w/o Cause/Notice	320,370	299,036	21,333
	Change of Voting Control	114,611	Nil	114,611
	Other Change of Control	Nil	Nil	Nil

Notes:
1.	Calculated for all vested options assuming such options were exercised and sold on December 31, 2010. Based upon the closing price of the common shares on the Toronto Stock Exchange on December 31, 2010 of CDN$6.90 per Common Share and converted into US Dollars at the closing exchange rate on December 31, 2010.
2.	Calculation assumes that Mr. MacLean exercises his right to terminate his employment and receive the benefits in his employment agreement.
3.	Calculation assumes that Mr. Barnard would not be entitled to additional compensation under applicable law beyond 100% of his base salary.
4.	The calculations for Mr. Barnard assume that he would not be entitled to additional compensation under applicable law beyond 100% of his base salary and that he elects to exercise his right to terminate his employment and receive the benefits in his employment agreement.

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Compensation of Directors

Directors who are not also executive officers (“Outside Directors”) are paid a retainer and a per meeting fee in accordance with their level of participation:

	Annual Retainer	Annual Retainer	Per Meeting
	Chair (CDN$)	Non Chair (CDN$)	Fee (CDN$)

Board of Directors	56,000	22,000	1,250

Audit Committee	18,000	5,900	1,250

Human Resources and Corporate Governance Committee	11,000	3,800	1,250

Outside Director compensation is paid in cash and in stock option grants. Per meeting fees are paid entirely in cash. Annual retainer fees are paid 50% in cash and 50% in stock options under the Option Plan with standard terms (i.e. equal vesting over three years and five year expiration) and immediately vest in full upon a change in voting control of the Corporation. The option component of the compensation is granted annually in advance during the first quarter of the Corporation's fiscal year. The specific number of options granted is determined through use of a Black Scholes valuation in accordance with accounting fair value. Outside Directors are reimbursed for reasonable out-of-pocket expenses for attending Board and committee meetings in person.

Director Compensation Table

The following table sets forth the compensation paid to or earned by the Outside Directors during the fiscal year ended December 31, 2010.

Name	Fees earned[1] ($)	Option-based	Total compensation[3] ($)
		awards[2] ($)
Bernay Box	55,873	31,392	87,265
Michael Beckerman	12,080	7,939	20,019
Douglas Carty	38,004	18,941	56,946
Bruce Croxon	33,109	12,217	45,325
John Thompson	44,861	18,420	63,281

Notes:
1.	Calculated as the director fees earned for meeting attendance and the cash portion of retainer fees paid for participation occurring in 2010. Such fees are paid quarterly in arrears in Canadian Dollars and were translated to US Dollars at the average month end exchange rate for the applicable quarter.
2.	Grant date fair value was calculated as accounting fair value in accordance with CICA Handbook Section 3870 calculated using the Black Scholes formula with the same criteria as the NEO grants outlined above . The grant date fair value was calculated in Canadian Dollars and converted to US Dollars at the closing exchange rate in effect on the date of grant.
3.	Does not include reimbursement of out-of-pocket expenses incurred for the purpose of attending Board and committee meetings.

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Outstanding Director Option-Based Awards

The following table sets forth all outstanding stock option awards granted to the Outside Directors as of December 31, 2010. All awards were granted under standard terms unless otherwise noted. The Corporation completed a one for ten share consolidation on January 31, 2011 and as a result all awards are disclosed on post-consolidation basis.

Name	Number of securities	Option	Option expiration	Value of unexercised
	underlying	exercise	date (Date)	in-the-money
	unexercised options (#)	price ($)		options[1] ($)
Bernay Box	4,608	3.70	August 21, 2014	14,746
	11,368	5.00	February 11, 2015	21,599
	1,259	4.60	March 22, 2015	2,896

Michael Beckerman	2,854	5.30	May 21, 2015	4,566

Douglas Carty	10,000	16.80	August 14, 2012	Nil
	11,173	9.00	October 9, 2013[2]	Nil
	25,000	9.00	October 9, 2013[3]	Nil
	9,950	4.60	February 17, 2014	22,885
	7,604	5.00	February 11, 2015	14,448

Bruce Croxon	1,801	9.00	October 9, 2013[2]	Nil
	6,417	4.60	February 17, 2014	14,759
	4,904	5.00	February 11, 2015	9,318

John Thompson	10,000	16.80	August 14, 2012	Nil
	10,865	9.00	October 9, 2013[2]	Nil
	12,500	9.00	October 9, 2013[3]	Nil
	9,676	4.60	February 17, 2014	22,255
	7,395	5.00	February 11, 2015	14,051

Notes:
1.	Based upon the closing price of the common shares on the Toronto Stock Exchange on December 31, 2010 of CDN$6.90 per Common Share.
2.	Granted at an exercise price that exceeded the grant date market value.
3.	On October 9, 2008, Messrs. Carty and Thompson were granted an option award in recognition of past service to the Board. These options were granted at an exercise price that exceeded the grant date market value and vest in full when they cease to be a director of the Corporation for any reason.

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Director Incentive Plan Awards

The following table sets forth the value of the stock option awards granted to the Outside Directors that vested during the fiscal year ended December 31, 2010.

Name	Option-based awards –
Value vested during the year ($)[1]
Bernay Box	4,732
Michael Beckerman	Nil
Douglas Carty	7,223
Bruce Croxon	4,659
John Thompson	7,025

Note:
1.	Calculated by multiplying the number of options that vested during the year by the difference between the exercise price and the closing price of the common shares on the Toronto Stock Exchange on the date of vesting. Calculated in Canadian Dollars and converted to US Dollars at the closing exchange rate in effect on the date of vesting of the applicable options.

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Plan Category	Number of common	Weighted-average	Number of common
	shares to be issued upon	exercise price of	shares remaining
	exercise of outstanding	outstanding options	available for future
	options (#)	(CDN$)	issuance under equity
compensation plans (#)

Option Plan[1]	873,994	9.27	690,782

Note:
1.	Table amounts are calculated as of December 31, 2010 and are displayed on a post-consolidated basis. The Option Plan was approved by the shareholders of the Corporation. Options issued under the Option Plan are exercisable for common shares of the Corporation in accordance with the terms of the plan.

Summary of the Option Plan

The Corporation maintains the Option Plan to provide certain directors, officers, key employees and service providers (“Participants”) with an increased incentive to contribute to the future success and prosperity of the Corporation. The Board and management believe that the Option Plan and the incentive provided thereby is an important tool in enhancing the value of the Corporation for the benefit of all shareholders and increases the ability of the Corporation to attract and retain individuals of exceptional skill.

The maximum number of common shares issuable under the Option Plan is 2,250,000, representing 15% of the currently outstanding common shares. As of March 9, 2011: (i) 686,474 common shares, representing 30% of the currently outstanding common shares, have been issued under the Option Plan in respect of exercised options; (ii) the total number of common shares issuable pursuant to outstanding options is 964,980, representing 43% of the currently outstanding common shares; and (iii) 598,546 common shares, representing 27% of the currently outstanding common shares, are available for grant under the Option Plan.

The number of common shares issuable to insiders, at any time, under the Option Plan and all security-based compensation arrangements of the Corporation, cannot exceed 10% of the issued and outstanding common shares, and the number of common shares issued to insiders, within any one year period, under the Option Plan and all security-based compensation arrangements of the Corporation, cannot exceed ten per cent (10%) of the issued and outstanding common shares. In addition, the number of common shares reserved for options granted to any one person at any time shall not exceed 5% of the outstanding common shares.

The exercise price of options issued under the Option Plan are fixed by the Board at 100% of the “Market Value” or such higher amount as the Board may determine appropriate. “Market Value” is defined as the volume weighted average trading price of the common shares (calculated by dividing the total value by the total volume of common shares traded for the relevant period) on the TSX for the five consecutive trading days ending immediately on the trading day prior to the grant date.

The maximum term of each option granted under the Option Plan is ten years and, in practice, the Board has typically set a five year term. The typical vesting schedule is set so that one third of the option grant vests on each of the first three anniversaries of the option grant date; however, in exceptional circumstances the Board has set different vesting periods or conditions including performance based vesting conditions. Options granted to directors and officers vest immediately upon a change of voting control of the Corporation.

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Generally, where an employee is terminated for cause or voluntarily resigns, their options terminate immediately upon the termination of employment. In most other circumstances, a Participant's options will terminate 90 days after ceasing to be an officer, director, employee or service provider. Options may not be assigned or transferred and, except in the case of the death of a Participant, are exercisable only by the Participant.

The Board may discontinue the Option Plan at any time without the consent of the Participants.

The Board may amend the Option Plan or any option outstanding at any time in its absolute discretion without the approval of the shareholders of the Corporation, including but not limited to, to introduce the following:

(a)	a change in the process by which a Participant who wishes to exercise his or her option can do so, including the required form of payment for the common shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered;

(b)	a change to the identity of the Option Plan participants (i.e., the identity of the persons to whom the options are granted or could be granted);

(c)	a change to the termination provisions for the Option Plan or for an option so long as the change does not otherwise contravene any other provision of the Option Plan;

(d)	a change to the terms of the Option Plan relating to the effect of termination, cessation or death of a Participant on the right to exercise options;

(e)	a change to provisions on the transferability of options for normal estate settlement purposes;

(f)	the addition of a cashless exercise feature, payable in cash or securities;

(g)	housekeeping changes (such as a change to correct an immaterial inconsistency, clerical error, omission or a change to update an administrative provision); and

(h)	a change deemed necessary or desirable to comply with applicable law or regulatory requirements.

Notwithstanding the foregoing, the following amendments to the Option Plan or to an option outstanding at any time shall be made only upon requisite approval by the shareholders of the Corporation:

(a)	increasing the number of common shares that can be issued under the Option Plan;

(b)	reducing the strike price of an outstanding option (including a cancellation and re-grant of an option, constituting a reduction of the exercise price of an option);

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(c)	amending the Option Plan to permit the grant of an option with an expiry date beyond the maximum term allowed under the Option Plan or amending the applicable period from the expiry date of a blackout period to the expiry date of an option;

(d)	changing the provisions relating to the transferability of options except if the transfer is for normal estate settlement purposes; and

(e)	extending the term of an option held by an insider;

unless the change results from application of the anti-dilution provisions of the Option Plan.

INDEBTEDNESS OF DIRECTORS, OFFICERS AND EMPLOYEES

Aggregate Indebtedness of Current and Former
Executive Officers, Directors and Employees($)
Purpose	To the Corporation or its
Subsidiaries

Other	40,985

As at the date of this Circular, no director or executive officer of the Corporation (or any associate of such individuals) is indebted to (i) the Corporation or any of its subsidiaries, or (ii) any other entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The Corporation is not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer or any shareholder holding more than 10% of the voting rights attached to the common shares or any associate or affiliate of any of the foregoing in any transaction in the preceding financial year or any proposed or ongoing transaction of the Corporation which has or will materially affect the Corporation or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

A description of the Corporation's approach to corporate governance is set forth in Schedule A, which is cross-referenced to the requirements of National Instrument 58-101.

SHAREHOLDER PROPOSALS

Pursuant to section 137 of the CBCA, any notice of a shareholder proposal intended to be raised at the Corporation's next annual meeting must be submitted to the Corporation at its registered office, to the attention of the Secretary, on or before December 31, 2010 to be considered for inclusion in the management information circular to be furnished in connection with the solicitation by, or on behalf of, the management of Points of proxies to be used at the next annual meeting.

It is the position of the Corporation that shareholder proposals need be recognized only if made in accordance with the foregoing procedure and the provisions of the CBCA.

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GENERAL PROXY INFORMATION

Solicitation of Proxies

It is expected that solicitations of proxies will be made primarily by mail and possibly supplemented by telephone or other personal contact by directors, officers and employees of the Corporation without special compensation. The cost of the solicitation will be borne directly by the Corporation. In some instances, the Corporation has distributed copies of this Circular and other related materials to clearing agencies, securities dealers, banks and trust companies, or their nominees (collectively “Intermediaries”, and each an “Intermediary”) for onward distribution to shareholders whose common shares are held by or in the custody of those Intermediaries. The Intermediaries are required to forward the Meeting materials to non-registered shareholders.

The Corporation has retained the services of Kingsdale Shareholder Services Inc. (“Kingsdale”), as proxy solicitation agent, for assistance in connection with the solicitation of proxies and anticipates paying a fee to Kingsdale of approximately CDN$40,000. The cost of the solicitation will be borne directly by the Corporation. Interested shareholders of the Corporation in North America may contact Kingsdale Shareholder Services Inc. at 1-888-518-6554.

Voting of Proxies

Non-Registered Shareholders

If your common shares are held in a brokerage account or otherwise through an intermediary you are a non-registered or beneficial shareholder and a Voting Instruction Form was mailed to you with this package. The Voting Instruction Form contains instructions on how to vote your common shares. Registered Shareholders

If your common shares are held in your own name you are a registered shareholder and are requested to vote your shares in accordance with the instructions on the form of proxy for use at the Meeting or any adjournment(s) or postponement(s) thereof, whether or not they are able to attend personally. Submit your proxy in sufficient time to ensure your votes are received by the offices of COMPUTERSHARE TRUST COMPANY OF CANADA ATTENTION: PROXY DEPARTMENT, 9TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO ONTARIO M5J 2Y1, OR BY FAX TO 1-866-249-7775/416-263-9524 TO ARRIVE NO LATER THAN 9:00 A.M. (TORONTO TIME) ON APRIL 29, 2011, OR NOT LATER THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND STATUTORY HOLIDAYS IN THE CITY OF TORONTO) PRIOR TO THE TIME SET FOR THE MEETING OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF, PROVIDED HOWEVER, THAT THE CHAIRMAN OF THE MEETING MAY, IN HIS SOLE DISCRETION, ACCEPT PROXIES DELIVERED TO HIM UP TO THE TIME WHEN ANY VOTE IS TAKEN AT THE MEETING OR ANY ADJOURNMENT THEREOF, OR IN ACCORDANCE WITH ANY OTHER MANNER PERMITTED BY LAW.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of the Corporation.

A registered shareholder desiring to appoint some other person, who need not be a shareholder, to represent him or her at the Meeting, may do so by inserting such person's name in the blank space provided in the enclosed proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy in the manner described above.

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A non-registered shareholder desiring to appoint some other person, who need not be a shareholder, to represent him or her at the Meeting, may do so by following the instructions on the Voting Instruction Form.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder's attorney duly authorized in writing or, if the shareholder is a body corporate, under its corporate seal, or by a duly authorized officer or attorney and deposited either with Computershare Trust Company of Canada, Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, ON M5J 2Y1 so that it arrives at any time up to and including the last Business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law. Such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

Exercise of Vote by Proxy

The common shares of the Corporation represented by properly executed proxies will be voted for or against any matter to be acted upon where such shareholder specifies a choice for such matter. In respect of proxies in favour of management proxyholders in which shareholders have failed to specify the manner of voting, the shares represented by such proxies will be voted as follows: (i) FOR the nominees for director set out in this Circular; (ii) FOR the appointment of Deloitte & Touche LLP as auditors; and (iii) FOR the proposed amendment to the by-laws of the Corporation enabling the Corporation to participate in a direct registration program.

The form of proxy also confers discretionary authority upon the management proxyholders in respect of amendments or variations to matters identified in the notice of Meeting or other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. Management knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the notice calling the Meeting. However, if any amendments, variations or other matters which are not now known to management should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the shares represented by proxies in favour of management proxyholders will be voted on such amendments, variations or other matters in accordance with the best judgment of the proxyholder.

Quorum and Record Date

The presence of at least one person holding or representing by proxy not less than 15% of the total number of the issued shares of the Corporation entitled to vote at the Meeting is required to constitute a quorum at the Meeting. The Board has fixed the close of business on March 23, 2011 as the Record Date, being the date for the determination of the shareholders entitled to receive notice of and to vote at the Meeting.

Voting Shares and Principal Holders Thereof

As of the date of this Circular, the common shares of Points are the only outstanding voting securities. The holders of the common shares are entitled to vote on all matters brought before a meeting of the shareholders together as a single class, except in respect of matters where (i) only the holders of shares of one class or a series of shares are entitled to vote separately pursuant to applicable law or (ii) the Articles of the Corporation otherwise specify. The holders of common shares are entitled to cast one vote per share. As at the date of this Circular, there were 14,987,139 common shares outstanding. Generally, all

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matters to be voted on by shareholders must be approved by a simple majority of the votes cast in respect of the common shares held by persons present in person or by proxy, voting together as a single class.

As at the date of this Circular, to the knowledge of the Corporation, its directors or officers, no person owns beneficially, directly or indirectly, or exercises control or direction over, in excess of 10% of any class of voting securities of the Corporation.

ADDITIONAL INFORMATION

The Corporation's financial information is contained in its comparative financial statements and Management's Discussion and Analysis for the fiscal year ended December 31, 2010. Additional information about the Corporation is available on SEDAR at www.sedar.com and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

Upon request made to the Secretary of the Corporation at 171 John Street, 5th Floor, Toronto, Ontario M5T 1X3, the Corporation will provide to any person, and in the case of a security holder of the Corporation without charge, one copy of: (i) the Corporation's most recent Annual Information Form filed with securities commissions or similar regulatory authorities in Canada, together with the pertinent pages of any document incorporated by reference therein; (ii) the Corporation's most recently filed comparative annual financial statements, together with the report of the Corporation's auditors thereon, and any interim financial statements filed for any period after the end of its most recently completed financial year; and (iii) the Corporation's Management Information Circular for its most recent annual meeting of shareholders at which directors were elected.

BOARD APPROVAL

The undersigned hereby certifies that the contents and the sending of this Circular have been approved by the Board for mailing to the shareholders entitled to receive notice of the Meeting, to each director of the Corporation and to Deloitte & Touche LLP, the auditors of the Corporation.

DATED at Toronto, Ontario, this 9th day of March, 2011.

By Order of the Board of Directors

Robert MacLean
Chief Executive Officer

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SCHEDULE A
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation's corporate governance disclosure required by National Instrument 58-101- Disclosure of Corporate Governance Practices is set out below.

Disclosure Requirement	Corporation's Disclosure
Board of Directors
Disclose the identity of directors who are independent.	Messrs. Michael Beckerman, Bernay Box, Douglas Carty, John Thompson and Bruce Croxon are independent directors.
Disclose the identity of directors who are not independent, and describe the basis for that determination.	Messrs. Robert MacLean and Christopher Barnard are not independent directors because they are the Chief Executive Officer and President of the Corporation, respectively.

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

A majority of the directors are independent.
If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Mr. Box is a director and Chairman of the Board of TNFG Corp., a reporting issuer in the United States. Mr. Carty is a director of Wajax Corporation, a reporting issuer in Canada.

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Disclosure Requirement	Corporation's Disclosure

Disclose whether or not the independent directors hold regularly scheduled meetings at which non- independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

In March of 2011, the Board implemented a policy requiring the independent directors to meet without management and non- independent directors before or after each Board meeting held to consider interim and annual financial statements. In 2011, the Board has held one meeting without management and non-independent directors present. Prior to the foregoing policy being implemented, the independent directors did not hold regularly scheduled meetings without management and non-independent directors.

The Audit Committee generally holds an in camera session with the Corporation’s external auditor at each Board meeting held to consider interim and annual financial statements. In 2010, the Audit Committee held four such in camera sessions.

The Human Resources and Corporate Governance Committee holds an in camera session without management at each meeting. In 2010, the Human Resources and Corporate Governance Committee held four such in camera sessions.

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead  director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Mr. Box is the Chairman of the Board and is an independent director.

His role and responsibilities in this capacity are as follows:

Board Leadership

The Chairman will provide leadership to directors in discharging their mandate as set out in the Board Mandate, including by:

• leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time;

• promoting cohesiveness among the directors; and

• being satisfied that the responsibilities of the Board and its Committees are well understood by the directors.

Relationship with Chief Executive Officer

The Chairman shall provide advice, counsel and mentorship to the CEO.

Information Flow

The Chairman shall promote the delivery of information to the directors on a timely basis to keep the directors fully apprised of all matters which are material to directors at all times.

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Disclosure Requirement	Corporation's Disclosure
The Chairman shall be satisfied that the information requested by any director is provided and meets the needs of that director.
Meetings of the Board
In connection with meetings of the directors, the Chairman shall be responsible for the following:
• scheduling meetings of the directors;
• coordinating with the chairmen of the committees of the directors to schedule meetings of the committees;
•

ensuring that all business required to come before the Board is brought before the Board such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of the Corporation;

• setting the agenda for meetings of the Board;
• monitoring the adequacy of materials provided to the directors by management in connection with the directors' deliberations;
• ensuring that the directors have sufficient time to review the materials provided to them and to fully discuss the business that comes before the Board;
• presiding over meetings of the directors; and
• encouraging free and open discussion at meetings of the Board.
Meetings of Shareholders

The Chairman shall preside over meetings of Points' shareholders.

Other Responsibilities

The Chairman shall perform such other functions:
• as may be ancillary to the duties and responsibilities described above; and
• as may be delegated to the Chairman by the Board from time to time.

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Disclosure Requirement	Corporation's Disclosure
Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.	Attendance Record of current directors for 2010:

Michael Beckerman – 4 of 6 Board meetings (Mr. Beckerman joined the Board in May of 2010 and as result of pre-existing commitments was unable to attend two Board meetings)

Christopher Barnard – 11 of 11 Board meetings

Bernay Box – 11 of 11 Board meetings and 11 of 11 committee meetings

Doug Carty – 11 of 11 Board meetings and 6 of 6 committee meetings

Bruce Croxon – 11 of 11 Board meetings and 8 of 8 committee meetings

Rob MacLean – 11 of 11 Board meetings

John Thompson – 11 of 11 Board meetings and 12 of 12 committee meetings

Board Mandate
Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The mandate of the Board is attached as Exhibit A to this Circular.

Position Descriptions

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has written position descriptions for the Chairman and the chair of each committee of the Board. The position description for the Chairman is included above.

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Disclosure Requirement	Corporation's Disclosure

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

A written position description has been adopted for the CEO.
Orientation and Continuing Education

Briefly describe what measures the board takes to orient new directors regarding: (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business.

Newly appointed directors are provided with a copy of the Corporation's Board Manual which describes their duties at law, contains the mandates for the Board and its committees, and includes other relevant information. Newly appointed directors are also provided with open access to senior management and other members of the Board in order to obtain information regarding the nature and operation of the Corporation's business.

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Board is briefed regularly on the Corporation's business, strategy and financial performance. Board members are provided with open and frequent direct communication with senior management.

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Disclosure Requirement	Corporation's Disclosure
Ethical Business Conduct
Disclose whether or not the board has adopted a written code of business conduct and ethics for the directors, officers and employees. If the board has adopted a written code:	The Corporation has adopted a Code of Business Conduct and Ethics which was approved by the Board and applies to all the Corporation's directors, officers and employees.
(i) disclose how a person or company may obtain a copy of the code;	A copy of the Code of Business Conduct & Ethics is available on the Corporation's website at http://phx.corporate-ir.net/phoenix.zhtml?c=132211&p=irol-govhighlights.
(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

All employees are required to sign an acknowledgement regarding the Code of Business Conduct and Ethics upon hiring. The Corporation maintains a whistleblower hotline and protocol for ensuring that any matters are brought to the attention of an independent officer of the Corporation. Any matters relating to breaches of the Code of Business Conduct and Ethics are reported directly to the Human Resources and Corporate Governance Committee.

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Board takes all steps required by applicable legal, regulatory and accounting standards.
Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Board does not take any other specific steps.

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Disclosure Requirement	Corporation's Disclosure
Nomination of Directors
Describe the process by which the board identifies new candidates for board nomination.

The Human Resources and Corporate Governance Committee (HRCG), which is comprised entirely of independent directors, is responsible for participating in the recruitment and recommendation of new candidates for appointment or election to the Board. When considering a potential candidate the HRCG Committee generally considers the qualities and skills that the Board, as a whole, should have and assesses the competencies and skills of the current members of the Board. Potential candidates are screened to ensure that they possess the requisite qualities, business judgement, experience, financial literacy and communication skills.

The Board retains responsibility for the appointment and nomination of new directors based upon recommendations from the HRCG Committee. The appointment or nomination of a candidate for appointment to the Board must be approved by a majority of the independent directors of the Board.

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

See above.
If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	See above. The responsibilities, powers and operation of the Human Resources and Corporate Governance Committee are described below.

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Disclosure Requirement	Corporation's Disclosure
Compensation
Describe the process by which the board determines the compensation for the issuer's directors and officers.

Director compensation is set by the Board on the recommendation of the Human Resources and Corporate Governance Committee. Outside compensation consultants are used where necessary. The Human Resources and Corporate Governance Committee has overall responsibility for the Corporation's compensation policies and programs. Further information regarding the process by which executive officer compensation is determined is set forth in the Circular under the heading “Executive Compensation”.

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Human Resources and Corporate Governance Committee is comprised entirely of independent directors.
If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The Human Resources and Corporate Governance Committee is responsible for:

	•	developing and reviewing the Corporation's human resources and compensation policies, plans and programs;

	•	monitoring implementation of human resources policies and setting human resources priorities;

	•	reviewing the Corporation's organization structure;

	•	recommending position descriptions for the CEO and President;

	•	advising the senior management team and the Board of potential human resource or compensation issues that may arise;

	•	producing an annual report on executive compensation for inclusion in the Corporation's annual management proxy circular;

	•	reviewing and assessing the management of succession and development plans for senior management;

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Disclosure Requirement	Corporation's Disclosure

	•	assisting Board oversight of the Corporation's compliance with employment related legal and regulatory requirements;

	•	reviewing the adequacy and form of compensation of senior management and directors;

	•	recommending to the Board for approval all aspects of the compensation of the directors; and

	•	identifying, evaluating and nominating candidates for appointment to the Board.

The Human Resources and Corporate Governance Committee has the authority to seek information it requires from any employee of the Corporation. The committee also has the power to retain any consulting firm to provide advice regarding the Corporation's compensation strategy and programs, and to retain outside legal counsel and any other advisers as the committee may deem appropriate.

The Human Resources and Corporate Governance Committee and its Chairman are appointed by the Board. Currently the committee is comprised of three directors. Committee members meet regularly without any member of management present.

If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Not Applicable

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Disclosure Requirement	Corporation's Disclosure
Other Board Committees
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Not Applicable
Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board, Board committees and directors are not formally assessed on a regular basis as the Board believes that such assessments are generally more appropriate for corporations of significantly larger size and complexity than the Corporation and which may have significantly larger boards of directors. Board and committee members are carefully selected to ensure a high performing Board and committee structure. The small size of the Board allows for collegiality and effective deliberation and exchange of information. The Chairman of the Board is also responsible for reporting to the Board on areas where improvements can be made. Any agreed upon improvements will be implemented and overseen by the Board. A more formal process will be instituted as, if, and when the Board considers it to be necessary.

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Exhibit A

BOARD OF DIRECTORS' MANDATE

1.	MANDATE

	1.1	In adopting this mandate,

(a) the Board acknowledges that the mandate prescribed for it by the Canada Business Corporations Act (“CBCA”) is to manage or supervise the management of Points International's business and affairs and that this mandate includes responsibility for stewardship of Points International; and

(b) the Board explicitly acknowledges responsibility for the stewardship of Points International, as contemplated by the CSA Governance Policy.

2.	BOARD MEMBERSHIP

	2.1	Number of Members

The Board shall consist of such number of directors as the Board may determine from time to time, provided that such number shall be within the minimum and maximum number of directors set out in Points International's articles.

	2.2	Independence of Members

A majority of the directors shall be independent directors for the purposes of the CSA Governance Policy.

	2.3	Election and Appointment of Directors

Directors shall be elected by the shareholders annually for a one-year term, provided that if directors are not elected at any annual meeting, the incumbent directors continue in office until their successors are elected.

	2.4	Vacancy

The Board may appoint a member to fill a vacancy, which occurs in the Board between annual elections of directors to the extent permitted by the CBCA.

	2.5	Removal of Members

Any director may be removed from office by an ordinary resolution of the shareholders.

3.	BOARD CHAIR

	3.1	Board to Appoint Chair

The Board shall appoint the Chair from the members of the Board. The Board should have a non- executive chair. If, for any reason, the Board appoints an executive chair, then the Board should also appoint a lead director from among the non-executive members of the Board. If, at any meeting, the Chair is not in attendance, then the lead director, if any, shall be responsible for chairing the meeting.

	3.2	Chair to be Appointed Annually

The designation of its Chair shall take place annually at the first meeting of the Board after a meeting of the shareholders at which directors are elected, provided that if the designation of

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Chair is not so made, the director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

4.	MEETINGS OF THE BOARD

	4.1	Quorum

A quorum of the Board shall be a majority of its members or a minimum number of directors required by the Articles, and compliance with the Canadian residency requirements stipulated in the CBCA in attendance or otherwise represented.

	4.2	Secretary

The Board shall designate from time to time a person who may, but need not, be a member of the Board, to be Secretary of the Board.

	4.3	Time and Place of Meetings

The time and place of the meetings of the Board and the calling of meetings and the procedure in all things at such meetings shall be determined by the Board; provided, however, the Board shall meet at least quarterly. Meetings shall be called on 48 hours notice.

	4.4	Right to Vote

Each member of the Board shall have the right to vote on matters that come before the Board. Directors may not vote by proxy and may not appoint someone to act on their behalf.

	4.5	Invitees

The Board may invite directors, officers and employees of Points International or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board, but such other parties may not vote.

	4.6	Non-Management Sessions

At the conclusion of each meeting of the Board, the non-management directors shall, at the discretion of the Chairman, meet without any member of management being present (including any director who is a member of management). No minutes of the non-management sessions will be taken unless the Chair of the meeting requests in writing that the discussion be added to the meeting minutes.

5.	OUTSIDE ADVISORS

	5.1	Retaining and Compensating Advisors

Each director shall have the authority to retain outside counsel and any other external advisors as appropriate with the approval of the Chair.

6.	REMUNERATION OF BOARD MEMBERS

	6.1	Remuneration

Members of the Board and the Chair shall receive such remuneration for their service on the Board as determined by the Human Resources and Corporate Governance Committee.

7.	DUTIES AND RESPONSIBILITIES OF THE BOARD

	7.1	Specific Aspects of Stewardship Function

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In adopting this mandate, the Board hereby explicitly assumes responsibility for the matters set out below:

(a)	to the extent feasible, satisfying itself as to the integrity of the chief executive officer (the CEO) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(b)	adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

(c)	the identification of the principal risks of the issuer's business, and ensuring the implementation of appropriate systems to manage these risks;

(d)	succession planning;

(e)	adopting a communication policy for the issuer;

(f)	the issuer's internal control and management information systems;

(g)	developing the issuer's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the issuer;

(h)	measures for receiving feedback from stakeholders (e.g., the Board may wish to establish a process to permit stakeholders to directly contact the independent directors); and

(i)	expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

7.2	Corporate Governance Matters

(a) The Board shall review the disclosure with respect to Points International's corporate governance as required by the National Instrument 58- 101.

7.3	Nomination and Appointment of Directors

(a) The Board shall nominate individuals for election as directors by the shareholders. The Board shall fill such vacancies on the Board as it is permitted by law to fill.

7.4	Significant Decisions

The Board shall require management to obtain its approval for all significant decisions, including major financings, acquisitions, dispositions, budgets and capital expenditures.

7.5	Information Flow from Management

The Board shall require management to keep it aware of the Corporation's performance and events affecting the Corporation's business, including opportunities in the marketplace and adverse or positive developments.

7.6	Corporate Objectives

The Board shall approve specific financial and business objectives, which will be used as a basis for measuring the performance of the Chief Executive Officer, the President and the senior management team.

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7.7	Delegation to Committees

	(a)	The Board shall establish and maintain the following committees of the Board, each having mandates that incorporate all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate:
		i.	Audit Committee; and
		ii.	Human Resources and Corporate Governance Committee.

	(b)	Subject to Points International's articles and by-laws, the Board may appoint any other committee of directors to delegate to such committee any of the powers of the Board, except to the extent that such delegation is prohibited under the CBCA.

	(c)	The Board will appoint and maintain in office, members of each of its committees such that the composition of each such committee is in compliance with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

	(d)	The Board will review the mandates of each of its committees on an annual basis and will revise those mandates as it considers appropriate. The Board will also establish a process for all committees of the Board to assess their performance on a regular basis.

7.8	Delegation to Management

	(a)	Subject to Points International's articles and by-laws, the Board may designate the offices of the Corporation, appoint officers, specify their duties and delegate to them powers to manage the business and affairs of the Corporation, except to the extent that such delegation is prohibited under the CBCA.

	(b)	In consultation with the Human Resources and Corporate Governance Committee, the Board shall adopt position descriptions for the Non-executive Chair, the Chief Executive Officer and the President along with indicators to measure the Chief Executive Officer's and President's performance.

7.9	Residual Authority

The Board retains responsibility for any matter that has not been delegated to senior management or to a committee of the directors.

7.10	Financial Statements

The Board shall review and, if appropriate, approve Points International's annual financial statements and related management discussion and analysis after the Audit Committee has reviewed and made a recommendation on those statements to the Board.

7.11	Compensation Matters

The Board shall:

	(a)	Executive Compensation Policy - review the executive compensation policy submitted to it by the Human Resources and Corporate Governance Committee;

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	(b)	Compensation and Benefits - review and approve, as appropriate:

		i.	the overall structure of Points International's total compensation strategy, including the elements of Points International's annual and long-term incentive plans, including plan design, performance targets, administration and total funds/shares reserved for payments;

		ii.	the range of total compensation of the Chief Executive Officer in light of the performance assessment by the Human Resources and Corporate Governance Committee;

		iii.	the total compensation for the members of the Board, in light of director compensation guidelines and principles established by the Board; and

	(c)	Organizational Responsibilities - review and approve as appropriate:

		i.	appointments for all mission critical positions (as such positions are defined by the Human Resources and Corporate Governance Committee from time to time) and compensation packages for such appointments;

		ii.	the report on Executive Compensation that is required to be included in Points International's management proxy circular;

and shall require the Human Resources and Corporate Governance Committee to make recommendations to it with respect to all such matters.

7.12	Code of Business Conduct

The Board will approve a business code of conduct recommended to it by management and which complies with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

8.	EVALUATION OF BOARD PERFORMANCE AND MANDATE

	8.1	Amendments to Mandate

The Board will review and reassess the adequacy of its mandate on an annual basis and at such other times as it considers appropriate.

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SCHEDULE B

AMENDING BY-LAW APPROVED BY THE BOARD OF DIRECTORS

BY-LAW NO. 3

A by-law amending By-Law No. 1 of POINTS INTERNATIONAL LTD. (the "Corporation").

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

Section 45 of By-Law No. 1 of the Corporation is replaced in its entirety with the following:

"45.        Security Certificates

Security certificates (and the form of transfer power on the reverse side thereof), if any, shall (subject to compliance with section 49 of the Act) be in such form as the directors may from time to time by resolution approve and such certificates shall be signed by a director or officer of the Corporation; provided that, unless the directors otherwise determine, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. A share certificate shall be signed manually by at least one director or officer of the Corporation or by or on behalf of the transfer agent and/or registrar of the Corporation. Any additional signatures required may be printed or otherwise mechanically reproduced. A share certificate executed as aforesaid shall be valid notwithstanding that one of the directors or officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate."

Section 47 of By-Law No. 1 of the Corporation is replaced in its entirety with the following:

"47.        Surrender of Security Certificates

Subject to the Act, no transfer of a security issued by the Corporation which is represented by a certificate shall be recorded or registered unless and until the security certificate representing the security to be transferred has been surrendered and cancelled."

PASSED by the directors of the Corporation on January 26, 2011.

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SCHEDULE C

RESOLUTION CONFIRMING THE BY-LAW AMENDMENT

IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.               The by-law of the Corporation attached to the Circular as Schedule B, being a by-law to amend By-Law No. 1 of the Corporation to enable the Corporation to participate in a direct registration program, is hereby confirmed as made by the directors of the Corporation.

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